CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83
SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION
DELIVERED TO
THE SEC'S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

August 6, 2015

VIA FEDERAL EXPRESS AND EDGAR

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:    Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed on February 5, 2015
File No. 001-33988

Dear Mr. Hiller:

Graphic Packaging Holding Company (the "Company") is hereby responding to the comments we received in a conversation with the Staff of the Division of Corporation Finance at the Securities and Exchange Commission (the “Staff”) regarding our responses to your letters dated February 27, 2015 and June 5, 2015 relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the "10-K"). In our conversation on July 31, 2015, the Staff requested that we provide certain additional information, which we have included in Exhibit A to this letter.

Pursuant to 17 C.F.R. §200.83 and because of the commercially sensitive nature of certain information contained herein, we are requesting confidential treatment for·selected portions of this letter. The version of this letter filed via EDGAR omits such confidential information. The omitted confidential information has been replaced in this letter filed via EDGAR with a

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

placeholder identified by a bracketed asterisk [*]. A complete unredacted version of this letter will be provided to the Staff only in hard copy and not electronically as correspondence under the SEC's EDGAR system. The Company has sent to the Staff and the Office of Freedom of Information and Privacy Act Operations a separate letter requesting that, pursuant to Rule 83 of the SEC's Rules on Information and Requests [17 C.F.R. §200.83] ("Rule 83"), the omitted confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

The undersigned hereby acknowledges, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (770) 240-8544, Debbie Frank at (770) 240-9097 or Laura Lynn Church at (770) 240-7931.

Very truly yours,

/s/ Stephen R. Scherger

Stephen R. Scherger
Senior Vice President
and Chief Financial Officer

cc: David W. Scheible,
Chairman and Chief Executive Officer
Mr. Brad Skinner,
Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

EXHIBIT A

Facility Capabilities

		Current Production		Potential Production Capability
Business Unit	Location	Beverage	CPD	Beverage	CPD
Beverage	Perry	X		X	X
Beverage	West Monroe	X		X	X
Beverage	Brazil	X	X	X	X
CPD	Atlanta	X	X	X	X
CPD	Charlotte	X	X	X	X
CPD	Lawrenceburg	X	X	X	X
CPD	Lumberton	X	X	X	X
CPD	Piscataway	X	X	X	X
CPD	Tuscaloosa		X	X	X
CPD	Valley Forge		X	X	X
CPD	Centralia		X	X	X
CPD	Gordonsville	X	X	X	X
CPD	Kalamazoo Carton		X	X	X
CPD	Kendallville		X	X	X
CPD	Marion		X	X	X
CPD	Mitchell		X	X	X
CPD	West Monroe	X	X	X	X
CPD	Carol Stream	X	X	X	X
CPD	Elk Grove	X	X	X	X
CPD	Fort Smith	X	X	X	X
CPD	Menasha	X	X	X	X
CPD	Pacific		X	X	X
CPD	Solon	X	X	X	X
CPD	Wausau		X	X	X
CPD	North Portland		X	X	X
CPD	Irvine	X	X	X	X
CPD	Oroville	X	X	X	X
CPD	Renton	X	X	X	X
CPD	Mexico	X	X	X	X
CPD	RC - Gresham	X	X	X	X
CPD	RC - Vancouver	X	X	X	X
CPD	Cobourg		X	X	X
CPD	Mississauga		X	X	X

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

CPD	Winnipeg	X	X	X	X
Europe	Bremen	X	X	X	X
Europe	Sneek	X		X	X
Europe	Bristol	X	X	X	X
Europe	Leeds	X	X	X	X
Europe	Bardon		X	X	X
Europe	Gateshead		X	X	X
Europe	Spain	X	X	X	X
Europe	France	X	X	X	X
Europe	Hoogerheide		X	X	X

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

Operating Segment EBITDA %

Operating Segment	2011	2012	2013	2014	2015F	2016F

Beverage	[*]	[*]	[*]	[*]	[*]	[*]
CPD	[*]	[*]	[*]	[*]	[*]	[*]
Europe	[*]	[*]	[*]	[*]	[*]	[*]

Sales by Product

Operating Segment		2012	2013	2014

Beverage		[*]	[*]	[*]
Brazil - Non Beverage		[*]	[*]	[*]
Australia - Non Beverage		[*]	[*]	[*]
Net Beverage		[*]	[*]	[*]

Consumer		[*]	[*]	[*]
Beverage		[*]	[*]	[*]
Net Consumer		[*]	[*]	[*]

Recent Acquisitions - 2015
Rose City – [*], or approximately [*], of this subsidiary’s annual beverage sales reported as consumer
Cascades – [*], or approximately [*], of this subsidiary’s annual beverage sales reported as consumer